20014192

SECUR

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/14/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTRUIST FINANCIAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1621 ABBOTT KINNEY BOULEVARD, FLOOR 2
(No. and Street)

VENICE	CA	90291
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

555 W 5TH ST., #2700	LOS ANGELES	CA	90013
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MAZI BAHADORI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTRUIST FINANCIAL LLC, as of JUNE 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

GARY W. LEX
COMM. # 2220207
NOTARY PUBLIC • CALIFORNIA
ORANGE COUNTY
Comm. Exp. NOV. 24, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Member's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A Report Describing athe Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Governance Committee of Altruist Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Altruist Financial LLC (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

August 26, 2020

We have served as the Company's auditor since 2020.

Altruist Financial LLC

Statement of Financial Condition
As of June 30, 2020

ASSETS	
Cash and cash equivalent	$ 615,104
Deposit account	125,003
Other assets	17,398
TOTAL ASSETS	$ 757,505
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable	$ 35,696
Accrued expenses	17,000
TOTAL LIABILITIES	52,696
Commitments and contingencies (see Note 3)	
MEMBER'S EQUITY	704,809
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 757,505

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Altruist Financial LLC (the "Company") is a single member LLC incorporated in the state of California and is an introducing broker dealer registered with the Securities and Exchange Commission ("SEC") and is registered with the Financial Industry Regulatory Authority ("FINRA"). The Company is approved by FINRA to provide introduced brokerage activities. The Company received approval of the regulatory authorities on September 19, 2019 (date of registration) and has conducted miminal securities activity during the reporting period. The Company is solely owned by Altruist Corp (the "Member").

The Company does not hold funds or securities for, or owe money or securities to, customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Segment Reporting

Management has determined that the Company operates in one segment, based on the similarities in economic characteristics between its operations, the common nature of its services and the regulatory environment under which it operates.

Cash and Cash Equivalents

The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. None of the Company's cash is restricted in any way.

Income Taxes

Accounting Policy:

The Company has elected to early adopt ASU 2019-12, "Simplifying Accounting for Income Taxes" and be treated as an entity not subject to tax and accordingly is a Single Member LLC treated as a Disregarded Entity. The Company is not subject to and does not pay Federal, state or local taxes.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts expensed during the reporting period. Actual results could differ from those estimates.

Lease Accounting

In connection with ASC Topicl 842 ("ASC Topic 842"), the Company had an expense sharing arrangement with its Member, whereby the Member allocated a percentage of the overall rent expense to the Company based upon occupancy. The Company does not possess control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company's net capital.

3. Commitments and Contingencies

As of June 30, 2020, the Company did not have any commitments or contingencies that were probable and or reasonably estimable, which would have a material adverse impact on the Company's financial statements. Hence, no loss amount has been recorded or disclosed in accordance with *ASC 450-10, Contingencies*.

4. Related Party Transactions
The Company had an Expense Sharing Agreement in place with its Member, Altruist Corp. The Expense Sharing Agreement was implemented to allocate shared costs that were incurred by the Member that needed to be attributed to the Company to reflect the reasonable expenses. The Company established the Expense Sharing Agreement with the expectation of allocating costs, based on time and materials utilized. Because these transactions and the agreement are with an affiliate, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Altruist Corp. The Company recorded an allocation of rent, wages and overhead costs from its Member.

5. Net Capital Requirement
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and 8 to 1 in its first year of operation. At June 30, 2020, the Company had net capital of $687,412, which was $680,825 in excess of its required net capital of $6,587. The Company's aggregate indebtedness to net capital ratio was 7.67%. The Company does not hold customers' cash or securities and, therefore, is exempt from the provision of SEC Rule 15c3-3 under exemption k(2)(ii). No other exemption would apply, as all transactions are cleared and settled through a clearing agent.

6. Concentration Risk
The Company maintains its cash accounts in a commercial bank. The Company does not consider itself to be at risk with respect to its cash balances.

7. Revenue Recognition

The Company's revenues during the year consisted primarily of interest income and commissions. All performance obligations had been met for the Company to fully recognize the revenue as of June 30, 2020. There is no material difference between cash and accrual basis accounting.

8. Subsequent Events
The Company has evaluated all subsequent events for recognition and disclosure through the date these financial statements were available to be issued. In August 2020, the Member contributed $250,000 in capital to the Company.